Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Blanket Mine Fourth Quarter 2012 Production Update

January 14, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce gold production from the Blanket Mine in Zimbabwe (“Blanket”) during the fourth quarter ending December 31, 2012 (the “Quarter”) and for the 2012 calendar year.

•	11,980oz of gold were produced during the Quarter, a 14% increase on gold production in Q4 2011 (10,533oz) and a 7% decrease on Blanket’s record quarterly gold production in Q3 2012 (12,919oz).

•	Total gold production for the 12 months to December 31, 2012 was 45,623oz, a 27% increase over the gold production in the 12 months to December 31 2011 (35,826oz).

Commenting on the Q4 2012 production, Caledonia’s President and Chief Executive Officer, Stefan Hayden said: “As anticipated and as previously advised, gold production in Q4 was lower than in Q3 as the achieved grade returned towards the long term average of 3.84g/t. The production of 11,980oz achieved in Q4 is an excellent performance by Blanket and is 16.5% higher than the targeted production of 10,000 oz/quarter. Production for the whole of 2012 of over 45,600oz is a new annual production record for Blanket and reflects the outstanding performance of Blanket’s management and staff during the year with its multitude of challenges.”

Caledonia expects to release its Q4 and 2012 full year results on or before March 31, 2013.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 222 jeremy@chfir.com